[GRUPO FINANCIERO GALICIA LOGO]



FOR IMMEDIATE RELEASE

For more information contact:

Peter Richards
Managing Director
Telefax:   (54 11) 4343-7528
prichards@gfgsa.com



           GRUPO FINANCIERO GALICIA S.A. IN COMPLIANCE WITH ALL NASDAQ
                                  REQUIREMENTS


(Buenos Aires, Argentina, December 10, 2002) - Grupo Financiero Galicia S.A. ("Grupo Galicia" or the "Company") (Buenos Aires Stock Exchange: GGAL; NASDAQ:
GGAEC) today announced that it has received a notice from Nasdaq stating that the Company has complied with all information requirements for continued listing and that the Company's hearing file has been closed.

Grupo Galicia decided to maintain its quotation on the Nasdaq SmallCap Market and will return to its trading symbol "GGAL", effective with the open of business on Wednesday, December 11, 2002.